Commission File No. 1-14812

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

GLOBAL-TECH APPLIANCES INC.

(Exact Name of Registrant as Specified in its Charter and Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☑                    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐                    No    ☑

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated October 18, 2004, announcing the Registrant’s initial shipment of flat panel LCD televisions to be marketed under the YAHOO!® BRAND.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant’s press release dated November 26, 2004, announcing the Registrant’s second quarter results and shipments of OLED displays.

Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant’s press release dated February 28, 2005, announcing the Registrant’s third quarter results and expects financial results to improve in fiscal 2006

Attached hereto as Exhibit 4 and incorporated by reference herein is the Registrant’s press release dated April 4, 2005, announcing the Registrant’s signed agreement with SAFA to manufacture and market digital MP3 players.

Attached hereto as Exhibit 5 and incorporated by reference herein is the Registrant’s Quarterly Report for the Three Months and Nine Months ended December 31, 2004, including financial statements and Management’s Discussion and Analysis.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:    May 20, 2005

GLOBAL-TECH APPLIANCES INC.

By:	/s/ Brian Yuen
Brian Yuen Assistant Secretary

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EXHIBIT INDEX

Exhibit Number	Description	Page Number
1	Press release dated October 18, 2004	5-6
2	Press release dated November 26, 2004	7-10
3	Press release dated February 28, 2005	11-14
4	Press release dated April 4, 2005	15-16
5	Quarterly Report for the Three Months and Nine Months ended December 31, 2004	17-38

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